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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden Hours per response.........................12.00	

SEC FILE NUMBER
8- 01273

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12

MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUCCESS TRADE SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 L STREET N.W., SUITE 301

(No. and Street)

WASHINGTON D.C.   20036

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FUAD AHMED   202-466-6890

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**





13013178

OATH OR AFFIRMATION

I, FUAD AHMED _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SUCCESS TRADE SECURITIES, INC. _____ , as of

DECEMBER 31, _____ , 20 12 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

District of Columbia: SS

Subscribed and sworn to before me, in my presence,

this _27_ day of _February_ , _2013_

by _Fuad Ahmed_

~~Notary Public, D.C.~~

Oh Sung Choi   Notary Public
Notary Public, District of Columbia
My Commission Expires 11/30/2016

_____
Signature

PRESIDENT
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUCCESS TRADE SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2012

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Success Trade Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Success Trade Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Success Trade Securities, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
February 1, 2013

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash	$	16,990
Deposit with clearing organizations		67,100
Receivable from broker-dealers and clearing organizations		40,436
Other assets		75,009
	$	199,535

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to broker-dealers and clearing organizations	$	9,889
Accounts payable, accrued expenses, and other liabilities		88,433
		98,322
Stockholder's equity:		
Common stock, no par value, 5,500,000 shares authorized,		
16,000 shares issued and outstanding		16,000
Additional paid-in capital		136,000
Retained earnings		(50,787)
Total stockholder's equity		101,213
	$	199,535

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2012

Revenues:	
Commissions	$ 1,502,187
Other income	563,288
	2,065,475
Expenses:	
Floor brokerage, exchange and clearance fees	778,677
Communications and data processing	79,550
Occupancy	137,169
Other expenses	1,306,113
	2,301,509
Net loss before income taxes	(236,034)
Income tax, benefit	36,193
Net loss	$ (199,841)

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2012	$ 16,000	$ 9,000	$ 149,054	$ 174,054
Additional Paid-in Capital		127,000		127,000
Net loss	-	-	(199,841)	(199,841)
Balance, December 31, 2012	$ 16,000	$ 136,000	$ (50,787)	$ 101,213

The accompanying notes are an intergal part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (199,841)
Adjustments to reconcile net income to	
net cash provided by operating activities:	-
(Increase) decrease in operating assets:	
Decrease in Deposit with clearing organizations	3,903
Increase in Receivable from broker-dealers and clearing organizations	(51,383)
Decrease in Other assets	13,255
(Decrease) increase in operating liabilities:	
Increase in Payable to broker-dealers and clearing organizations	537
Increase in Accounts payable and accrued expenses	38,010
Decrease in Deferred income taxes payable	(37,200)
Total adjustments	(32,878)
Net cash from operating activities	(232,719)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Proceeds from Additional Paid-in Capital	127,000
Decrease in cash	(105,719)
Cash at beginning of the year	122,709
Cash at end of the year	$ 16,990

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	-
Interest expense	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)

Securities Transactions
Customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and tries to insure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital at December 31, 2012 of $20,013, which was $13,458 in excess of its required net capital of $6,555. The Company's net capital ratio was 4.91 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company reimbursed Success Trade, Inc. (STI), its parent, $306,864 for payroll and payroll taxes in 2012. At December 31, 2012 the Company owed this entity $20,266.

The Company was charged $70,276 in software fees by B.P. Trade, Inc. (BPT) in 2012. BPT is owned 100% by STI. At December 31, 2012 BPT had a credit balance of $1,520.

Operating results of the Company could differ significantly from those that would have been obtained if this entity were autonomous from STI and BPT.

NOTE 5 – INCOME TAXES

Deferred income taxes are provided for temporary differences that exist between tax and financial statements, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Current tax expense:	
District of Columbia	$ 1,007
Federal	-
	$ 1,007
Deferred income taxes:	
District of Columbia	$ -
Federal	(37,200)
	$(37,200)
Income tax expense (benefit)	$(36,193)

NOTE 6 – LONG TERM LEASE

The Company leases office space at the rate of $11,760 per month. The lease expires February 2016. Rent expense for 2012 was $137,169.

Future minimum lease payments for non-cancelable operating leases as of December 31, 2012 are as follows:

Years Ended
December 31,

2013	$ 148,982
2014	153,079
2015	157,289
2016	32,811
	$ 492,161

NOTE 7 – COMMITMENTS

As of December 31, 2011, the Company reached an agreement in principle with FINRA's Department of Enforcement regarding a Letter of Acceptance, Waiver and Consent in which the Company has agreed to a fine of $100,000. The balance owing on this agreement as of December 31, 2012 is $40,000. The agreement was officially accepted by FINRA in February of 2012, the Company intends to pay the fine in installments in accordance with FINRA's installment arrangement. Per FINRA's installment arrangement terms, fines ranging from $50,000 to $250,000 cannot exceed 36 months.

NOTE 8 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

SUCCESS TRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

NOTE 8 – FAIR VALUE (Continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 9 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2012, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and District of Columbia jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 1, 2013, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SUCCESS TRADE SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2012

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Success Trade Securities, Inc.

We have audited the accompanying financial statements of Success Trade Securities, Inc. as of
and for the year ended December 31, 2012, and have issued our report thereon dated February 1,
2013. Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I, and II is presented for
purposes of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.
Such information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Norwood, Massachusetts
February 1, 2013

SUCCESS TRADE SECURITIES, INC.

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1**

DECEMBER 31, 2012

Aggregate Indebtedness:		
Payables to broker-dealers and clearing organizations	$	9,889
Accounts payable and accrued expenses		88,433
	$	98,322
Net Capital:		
Common stock	$	16,000
Additional paid-in capital		136,000
Retained Earnings		(50,787)
	$	101,213
Adjustments to net capital:		
Receivable from broker-dealers and clearing organization		(64,191)
Other assets		(17,009)
Haircuts		-
Net Capital, as defined	$	20,013
Net Capital Requirement		6,555
Net Capital In Excess of Requirement	$	13,458
Ratio Of Aggregate Indebtedness To Net Capital		4.91 to 1

Reconciliation with the Company's computation
(included in Part IIA of Form 17a-5(a) as of December 31, 2012

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	23,442
Net audit adjustments		33,771
Decrease in non-allowables and haircuts		(37,200)
Net capital per above	$	20,013

SUCCESS TRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Success Trade Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable. The Company relies on K (2) (ii) exemption, and complied with the conditions of the exemption.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5**

To The Board of Directors of
Success Trade Securities, Inc.

In planning and performing our audit of the financial statements of Success Trade Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 1, 2013

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Success Trade Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012, which were agreed to by Success Trade Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Success Trade Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Success Trade Securities, Inc.'s management is responsible for the Success Trade Securities, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
February 1, 2013

SUCCESS TRADE SECURITIES, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

Payment Date	To Whom Paid	Amount
7/31/2012	SIPC	$ 867
2/15/2013	SIPC	$ 2,139